UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2002

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-844-0011

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

         Unless the context otherwise requires, references herein to “The Company” or to “Wipro” are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Wipro” is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K (“Quarterly Report”) are the property of their respective owners.

         In this Quarterly Report, references to “$” or “dollars” or “U.S. Dollars” are to the legal currency of the United States, and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. The Company’s financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented in Indian Rupees. The financial information is translated into U.S. Dollars for the convenience of the reader. Except as otherwise specified, financial information is presented in rupees. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year.

         Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the “Noon Buying Rate”) as of June 28, 2002, which was Rs. 48.91 per $1. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

         In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

WIPRO LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30,			As of March 31,

	2001	2002	2002	2002

			Convenience
			translation into
			US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS

Current assets:

Cash and cash equivalents (Note 4)	Rs. 4,631,601	Rs. 10,908,501	$223,032	Rs. 7,377,200

Accounts receivable, net of allowances (Note 5)	5,280,383	6,109,595	124,915	5,980,903

Costs and earnings in excess of billings on contracts in progress	155,932	1,294,624	26,470	1,009,795

Inventories (Note 6)	1,822,707	1,429,159	29,220	1,402,146

Investment securities (Note 8)	2,950,428	4,190,258	85,673	5,043,334

Deferred income taxes (Note 21)	104,549	180,575	3,692	179,088

Property, plant and equipment held for sale	—	34,186	699	—

Other current assets (Note 7)	3,438,066	2,219,744	45,384	3,481,308

Total current assets	18,383,666	26,366,642	539,085	24,473,774

Investment securities (Note 8)	94,301	530,344	10,843	450,833

Property, plant and equipment, net (Note 9)	5,971,161	6,014,178	122,964	6,261,857

Investments in affiliates (Note 13)	734,159	683,009	13,965	898,319

Deferred income taxes (Note 21)	132,146	359,076	7,342	265,149

Goodwill and intangible assets, net (Note 10)	788,236	656,471	13,424	656,571

Other assets (Note 7)	538,962	725,566	14,833	748,084

Total assets	Rs. 26,642,631	Rs. 35,335,286	$722,456	Rs. 33,754,587

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Borrowings from banks (Note 15)	Rs. 127,468	Rs. 442,913	9,056	Rs. 182,260

Current portion of long-term debt (Note 16)	148,937	82,162	1,680	78,993

Accounts payable	1,541,464	1,626,105	33,247	2,238,900

Accrued expenses	2,299,113	2,508,451	51,287	1,943,647

Advances from customers	793,532	932,914	19,074	1,121,107

Deferred income taxes (Note 21)	—	12,957	265	—

Other current liabilities (Note 11)	461,269	473,097	9,673	493,950

Total current liabilities	5,371,783	6,078,599	124,281	6,058,857

Long-term debt, excluding current portion (Note 16)	99,376	29,770	609	29,770

Deferred income taxes (Note 21)	97,968	23,031	471	115,453

Other liabilities	83,171	59,034	1,207	93,240

Total liabilities	5,652,298	6,190,434	126,568	6,297,320

Stockholders’ equity:

Equity shares at Rs. 2 par value: 375,000,000 shares authorized; Issued and outstanding: 232,436,379, 232,465,689 and 232,492,943 shares as of March 31, 2002, June 30, 2001 and 2002 (Note 17)	464,873	464,987	9,507	464,932

Additional paid-in capital (Note 22)	6,781,211	6,846,715	139,986	6,817,163

Deferred stock compensation (Note 22)	(160,666)	(76,240)	(1,559)	(93,201)

Accumulated other comprehensive income/(loss) (Note 8)	1,351	(2,902)	(59)	51,861

Retained earnings (Note 18)	13,903,639	21,912,367	448,014	20,216,587

Equity shares held by a controlled Trust: 1,321,335, 1,304,460 and 1,321,460 shares as of March 31, 2002, June 30, 2001 and 2002 (Note 22)	(75)	(75)	(2)	(75)

Total stockholders’ equity	20,990,333	29,144,852	595,887	27,457,267

Total liabilities and stockholders’ equity	Rs. 26,642,631	Rs. 35,335,286	$722,456	Rs. 33,754,587

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended June 30,

	2001	2002	2002

			Convenience
			translation into
			US$
	(unaudited)	(unaudited)	(unaudited)
Revenues:

Global IT Services and Products

Services	Rs. 5,160,062	Rs. 6,309,467	$129,002

Products	—	34,605	708

India and AsiaPac IT Services and Products

Services	484,628	468,128	9,571

Products	884,764	1,282,304	26,218

Consumer Care and Lighting	725,162	715,650	14,632

Healthcare and Life Sciences	117,193	120,760	2,469

Others	114,154	218,222	4,462

Total	7,485,963	9,149,136	187,061

Cost of revenues:

Global IT Services and Products

Services	2,702,564	3,636,379	74,348

Products	—	31,942	653

India and AsiaPac IT Services and Products

Services	328,788	251,661	5,145

Products	690,400	1,140,286	23,314

Consumer Care and Lighting	490,142	474,659	9,705

Healthcare and Life Sciences	74,671	101,267	2,070

Others	100,317	174,932	3,577

Total	4,386,882	5,811,126	118,813

Gross profit	3,099,081	3,338,010	68,248

Operating expenses:

Selling, general, and administrative expenses	(1,133,668)	(1,252,845)	(25,615)

Research and development expenses	(36,598)	(39,300)	(804)

Amortization of goodwill	(43,891)	—	—

Foreign exchange gains, net	45,030	202,037	4,131

Others, net	36,517	36,211	740

Operating income	1,966,471	2,284,113	46,700

Other income, net (Note 19)	161,588	260,443	5,325

Income taxes (Note 21)	(269,839)	(253,797)	(5,189)

Income before share of equity in earnings of affiliates	1,858,220	2,290,759	46,836

Equity in earnings/(losses) of affiliates (Note 13)	44,466	(206,310)	(4,218)

Income from continuing operations	1,902,686	2,084,449	42,618

Discontinued operations ( Note 3)

Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs.274,780 for the period ended June 30, 2002)	(22,069)	(540,839)	(11,058)

Income tax benefit	7,879	152,170	3,111

Loss on discontinued operations	(14,190)	(388,669)	(7,947)

Net income	Rs. 1,888,496	Rs. 1,695,780	$34,671

Earnings per equity share: Basic

Continuing operations	8.24	9.02	0.18

Discontinued operations	(0.06)	(1.68)	(0.03)

Net income	8.18	7.34	0.15

Earnings per equity share: Diluted

Continuing operations	8.22	9.00	0.18

Discontinued operations	(0.06)	(1.68)	(0.03)

Net income	8.16	7.32	0.15

Weighted average number of equity shares used in computing earnings per equity share:

Basic	231,027,843	231,161,319	231,161,319

Diluted	231,403,329	231,678,987	231,678,987

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

			Additional			Accumulated Other
	Equity Shares		Paid in	Deferred Stock	Comprehensive	Comprehensive
	No. of Shares	Amount	Capital	Compensation	Income	Income

Balance as of March 31, 2001	232,433,019	Rs. 464,866	Rs.6,785,652	Rs. (186,404)		Rs. 1,431

Shares forfeited, net of issuances by Trust (Unaudited)	—	—	—	—	—	—

Issuance of equity shares on exercise of options (Unaudited)	3,360	7	3,643	—	—	—

Net reversal of compensation related to employee stock incentive plan (Unaudited)	—	—	(8,084)	2,362	—	—

Amortization of compensation related to employee stock incentive plan, (Unaudited)	—	—	—	23,376	—	—

Comprehensive income	—	—	—	—	—	—

Net income (Unaudited)	—	—	—	—	1,888,496

Other comprehensive income	—	—	—	—

Unrealized gain/(loss) on investments securities, net (Unaudited)	—	—	—	—	(80)	(80)

Comprehensive income					Rs. 1,888,416

Balance as of June 30, 2001(Unaudited)	232,436,379	Rs. 464,873	Rs.6,781,211	Rs. (160,666)		Rs. 1,351

Cash dividends paid (Unaudited)

Shares forfeited, net of issuances by Trust (Unaudited)

Issuance of equity shares on exercise of options (Unaudited)	29,310	59	31,771	—	—	—

Net reversal of compensation related to employee stock incentive plan (Unaudited)	—	—	(6,396)	—	—	—

Amortization of compensation related to employee stock incentive plan (Unaudited)	—	—	—	67,465	—	—

Income tax benefit arising on exercise of stock options (Unaudited)	—	—	10,577	—	—	—

Comprehensive income Net income (Unaudited)	—	—	—	—	6,441,482	—

Other comprehensive income Unrealized, gain/(loss) on investment securities, net (Unaudited)	—	—	—	—	50,510	50,510

Comprehensive income					Rs. 6,491,992

Balance as of March 31, 2002	232,465,689	Rs. 464,932	Rs.6,817,163	Rs. (93,201)		Rs. 51,861

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Equity Shares held by a		Total
	Retained	Controlled Trust		Stockholders'
	Earnings	No. of Shares	Amount	Equity

Balance as of March 31, 2001	Rs. 12,015,143	(1,280,885)	Rs. (75)	Rs. 19,080,613

Shares forfeited, net of issuances by Trust (Unaudited)	—	(23,575)	—	—

Issuance of equity shares on exercise of options (Unaudited)	—	—	—	3,650

Net reversal of compensation related to employee stock incentive plan (Unaudited)	—	—	—	(5,722)

Amortization of compensation related to employee stock incentive plan, (Unaudited)	—	—	—	23,376

Comprehensive income	—	—	—	—

Net income (Unaudited)	1,888,496			1,888,496

Other comprehensive income			—	—

Unrealized gain/(loss) on investments securities, net (Unaudited)			—	(80)

Comprehensive income			—	—

Balance as of June 30, 2001(Unaudited)	Rs.13,903,639	(1,304,460)	Rs. (75)	Rs. 20,990,333

Cash dividends paid (Unaudited)	(128,534)			(128,534)

Shares forfeited, net of issuances by Trust (Unaudited)		(16,875)	—

Issuance of equity shares on exercise of options (Unaudited)	—	—	—	31,830

Net reversal of compensation related to employee stock incentive plan (Unaudited)	—	—	—	(6,396)

Amortization of compensation related to employee stock incentive plan (Unaudited)	—	—	—	67,465

Income tax benefit arising on exercise of stock options (Unaudited)	—	—	—	10,577

Comprehensive income Net income (Unaudited)	6,441,482	—	—	6,441,482

Other comprehensive income Unrealized, gain/(loss) on investment securities, net (Unaudited)	—	—	—	50,510

Comprehensive income

Balance as of March 31, 2002	Rs. 20,216,587	(1,321,335)	Rs. (75)	Rs. 27,457,267

			Additional			Accumulated Other
	Equity Shares		Paid in	Deferred Stock	Comprehensive	Comprehensive
	No. of Shares	Amount	Capital	Compensation	Income	Income

Shares forfeited, net of issuances by Trust (Unaudited)	—	—	—	—	—	—

Issuance of equity shares on exercise of options (Unaudited)	27,254	55	29,552	—	—	—

Amortization of compensation related to employee stock incentive plan, net of reversals (Unaudited)				16,961	—	—

Comprehensive income Net income (Unaudited)					1,695,780

Other comprehensive income Unrealized gain/(loss) on investment securities, net (Unaudited)	—	—	—	—	(54,763)	(54,763)

Comprehensive income					Rs.1,641,017

Balance as of June 30, 2002 (Unaudited)	232,492,943	Rs.464,987	Rs.6,846,715	Rs.(76,240)		Rs.(2,902)

Balance as of June 30, 2002 (Unaudited) ($)		9,507	139,986	(1,559)		(59)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Equity Shares held by a		Total
	Retained	Controlled Trust		Stockholders'
	Earnings	No. of Shares	Amount	Equity

Shares forfeited, net of issuances by Trust (Unaudited)	—	(125)	—	—

Issuance of equity shares on exercise of options (Unaudited)	—	—	—	29,607

Amortization of compensation related to employee stock incentive plan, net of reversals (Unaudited)	—	—	—	16,961

Comprehensive income Net income (Unaudited)	1,695,780			1,695,780

Other comprehensive income Unrealized gain/(loss) on investment securities, net (Unaudited)	—	—	—	(54,763)

Comprehensive income

Balance as of June 30, 2002 (Unaudited)	Rs.21,912,367	(1,321,460)	Rs.(75)	Rs.29,144,852

Balance as of June 30, 2002 (Unaudited) ($)	448,014		(2)	595,887

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Three months ended June 30,

	2001	2002	2002

			Convenience
			translation into
			US$
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:

Net income	Rs. 1,888,496	Rs. 1,695,780	$34,671

Adjustments to reconcile net income to net cash provided by operating activities:

Loss from operations of the discontinued corporate Internet services division	14,190	388,669	7,947

Gain on sale of property, plant and equipment	(13,625)	(1,118)	(23)

Depreciation and amortization	312,518	323,718	6,619

Deferred tax charge/(benefit)	66,550	(42,298)	(865)

Gain on sale of investment securities	—	(81,867)	(1,673)

Amortization of deferred stock compensation	17,654	16,961	347

Equity in earnings of affiliates	(44,466)	206,310	4,218

Changes in operating assets and liabilities:

Accounts receivable	644,145	(208,730)	(4,268)

Costs and earnings in excess of billings on contracts in progress	(90,598)	(284,829)	(5,824)

Inventories	(338,169)	(27,013)	(552)

Other assets	(1,044,742)	1,251,519	25,588

Accounts payable	(307,913)	(672,042)	(13,740)

Accrued expenses	247,674	491,006	10,039

Advances from customers	(31,808)	(172,348)	(3,524)

Other liabilities	9,295	(50,367)	(1,030)

Net cash provided by continuing operations	1,329,201	2,833,351	57,930

Net cash provided by/(used in) the discontinued operations	(5,792)	57,832	1,182

Net cash provided by operating activities	1,323,409	2,891,183	59,112

Cash flows from investing activities:

Expenditure on property, plant and equipment	(630,325)	(449,959)	(9,200)

Proceeds from sale of property, plant and equipment	31,102	18,931	387

Dividends received from affiliates	—	49,000	1,002

Purchase of investment securities	(3,185,300)	(4,683,659)	(95,761)

Proceeds from sale and maturities of investment securities	2,847,073	5,412,376	110,660

Net cash provided by/(used in) continuing operations	(937,450)	346,689	7,088

Net cash provided by the discontinued operations	11,407	—	—

Net cash (used in) investing activities	(926,043)	346,689	7,088

Cash flows from financing activities:

Proceeds from issuance of common stock	3,650	29,607	605

Proceeds from/(repayments of) short-term borrowing from banks, net	(219,182)	260,653	5,329

	Three months ended June 30,

	2001	2002	2002

			Convenience
			translation into
			US$
	(unaudited)	(unaudited)	(unaudited)

Proceeds from issuance of long-term debt	4,345	3,169	65

Repayment of long-term debt	(1,177,259)	—	—

Net cash provided by/(used in ) financing activities	(1,388,446)	293,429	5,999

Net increase/(decrease) in cash and cash equivalents during the period	(991,080)	3,531,301	72,200

Cash and cash equivalents at the beginning of the period	5,622,681	7,377,200	150,832

Cash and cash equivalents at the end of the period	Rs. 4,631,601	Rs.10,908,501	$223,032

Supplementary information:

Cash paid for interest	Rs. 40,883	Rs. 8,378	$171

Cash paid for taxes	209,902	251,442	5,141

Non-cash investing transactions :

During the three months ended June 30, 2002, the Company acquired a 5.9% equity interest in Wipro ePeripherals through conversion of debentures with a carrying value of Rs. 40,000.

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1. Overview

         Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., EnThink Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited and affiliates Wipro ePeripherals Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT services and products globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products, Consumer Care and Lighting and Healthcare and Life Sciences. Wipro is headquartered in Bangalore, India.

2. Significant Accounting Policies

         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

         Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company’s activities are conducted in India.

         Convenience translation. The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the period ended June 30, 2002 have been translated into United States dollars at the noon buying rate in New York City on June 28, 2002, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1=Rs. 48.91. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

         Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

         Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

         Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sale of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation. Revenues from multiple-element arrangements are allocated among separate elements based on the fair value of each element. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

         Effective April 1, 2001, the Company adopted EITF 00-14: Accounting for Certain Sales Incentives, EITF 00-22: Accounting for “Points” and Certain Other Time-based or Volume-based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future and EITF 00-25: Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer. Reported data for previous periods have been reclassified to make it comparable with the current presentation. These reclassifications had no impact on reported net income.

         Shipping and handling costs: Shipping and handling costs are included in selling, general and administrative expenses.

         Inventories. Inventories are stated at the lower of cost and market. Cost is determined using the weighted average method for all categories of inventories.

         Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of stockholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The impairment is charged to income.

         Investments in affiliates. The Company’s equity in the earnings of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

         Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

         Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years

Plant and machinery	2 to 21 years

Furniture, fixtures and equipment	2 to 5 years

Vehicles	4 years

Computer software	2 years

         Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

         Goodwill and intangible assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Goodwill resulting from acquisitions is also reported as an intangible asset.

         On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

         As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

         Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill on the date of adoption was Rs. 656,240.

         The following table discloses what reported income from continuing operations, net income and basic and diluted earnings per share would have been in all periods presented, excluding amortization of goodwill :

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Income from continuing operations, as reported	Rs. 1,902,686	Rs. 2,290,759

Add: Amortization of goodwill	43,891	—

Income from continuing operations, adjusted	Rs. 1,946,577	Rs. 2,290,759

Earnings per share : Basic Continuing operations, as reported	8.24	9.02

Add: Amortization of goodwill	0.19	—

Continuing operations, adjusted	8.43	9.02

Earnings per share : Diluted Continuing operations, as reported	8.22	9.00

Add: Amortization of goodwill	0.19	—

Continuing operations, adjusted	8.41	9.00

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Net income, as reported	Rs. 1,888,496	Rs. 1,695,780

Add: Amortization of goodwill	43,891	—

Net income, adjusted	Rs. 1,932,387	Rs. 1,695,780

Earnings per share: Basic

Net income, as reported	8.17	7.34

Add: Amortization of goodwill	0.19	—

Net income, adjusted	8.36	7.34

Earnings per share: Diluted

Net income, as reported	8.16	7.32

Add: Amortization of goodwill	0.19	—

Net income, adjusted	8.35	7.32

         Business combinations. In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

         Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

         Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

         Impairment or disposal of long-lived assets. Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

         SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

         Foreign currency transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

         Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

         Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

         Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

         Derivatives and hedge accounting: On April 1, 2001, Wipro adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

         The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately. No initial transition adjustments were required to adopt SFAS No. 133.

         Recent accounting pronouncements:

         In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, will not have a significant impact on the consolidated financial statements of the Company.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

         In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is evaluating the impact of SFAS No. 146 on its consolidated financial statements.

         Reclassifications. The Company has reclassified certain costs for three months ended June 30, 2001, from selling, general and administrative expenses to cost of revenues to conform to the current presentation. The impact of this reclassification on reported gross profit is Rs. 59,358, which is not material. Certain other reclassifications have been made to conform prior period data to the current presentation. The above reclassifications had no impact on reported net income or stockholders’ equity.

3. Discontinued Operations

         The Company was involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. Under the plan, the Company will sell the customer contracts and the related long-lived assets. Trade receivables relating to the division will be recovered by the Company and the Company will settle all outstanding vendor obligations. The Company currently expects to complete the disposal by December 31, 2002.

         The long-lived assets of the division have been reported as held-for-sale and are measured at their fair value, less cost to sell, which is lower than their carrying amount. The loss of Rs. 274,780 resulting from the write-down is reported as loss on disposal. The estimated liabilities with respect to settlement of vendor obligations aggregate Rs. 113,490 and have been reported as other exit costs.

         The operations of the Corporate ISP division qualify as a component of an entity, being an asset group. As the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods.

         The results of operations of the discontinued component comprise:

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Revenue	Rs.167,951	Rs.38,047

Operating costs	(190,020)	(190,616)

Other exit costs	—	(113,490)

Loss on disposal	—	(274,780)

Income tax benefit	7,879	152,170

Loss on discontinued operations	Rs.14,190)	Rs.(388,669)

4. Cash and Cash Equivalents

         Cash and cash equivalents as of March 31, 2002, June 30, 2001 and 2002 comprise of cash, cash on deposit with banks and highly liquid money market instruments.

5. Accounts Receivable

         Accounts receivable as of March 31, 2002, June 30, 2001 and 2002 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized.

         The activity in the allowance for doubtful accounts receivable is given below:

	Three months ended June 30,		Year ended March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Balance at the beginning of the period	Rs.297,884	Rs.491,644	Rs.297,884

Additional provision during the period	79,361	35,766	250,867

Bad debts charged to provision	(623)	(3,182)	(57,107)

Balance at the end of the period	Rs.376,622	Rs.524,228	Rs.491,644

6. Inventories

         Inventories consist of the following:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Stores and spare parts	Rs.40,902	Rs.37,197	Rs.31,425

Raw materials and components	513,753	380,214	453,018

Work-in-process	112,178	112,745	84,722

Finished goods	1,155,874	899,003	832,981

	Rs.1,822,707	Rs.1,429,159	Rs.1,402,146

         Finished goods as of March 31, 2002, June 30, 2001 and 2002 include inventory of Rs. 467,546, Rs. 538,388 and Rs. 532,395 respectively, with customers pending installation.

7. Other Assets

         Other assets consist of the following:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Prepaid expenses	Rs.617,588	Rs.866,940	Rs.748,142

Advances to suppliers	181,837	76,698	68,917

Balances with statutory authorities	85,505	24,745	38,821

Deposits	538,962	536,047	533,247

Inter–corporate deposits GE Capital Services India	1,570,913	884,841	819,891

ICICI Limited	459,600	—	1,245,200

Advance income taxes	110,341	242,335	311,257

Others	412,282	313,704	463,917

	3,977,028	2,945,310	4,229,392

Less: Current assets	3,438,066	2,219,744	3,481,308

	Rs.538,962	Rs.725,566	Rs.748,084

8. Investment Securities

         Investment securities consist of the following:

	As of June 30, 2001

		(unaudited)

		Gross Unrealized	Gross Unrealized
	Carrying Value	Holding Gains	Holding Losses	Fair Value

Available-for-sale:

Equity securities	Rs. 233	Rs. 1,562	Rs. (58)	Rs. 1,737

Debt securities	2,796,539	—	—	2,796,539

	2,796,772	1,562	(58)	2,798,276

Held-to-maturity:

Debt securities	192,453	—	—	192,453

	192,453	—	—	192,453

Unquoted:

Equity securities	—	—	—	—

Convertible preference shares	54,000	—	—	54,000

	54,000	—	—	54,000

	Rs. 3,043,225	Rs. 1,562	Rs. (58)	Rs. 3,044,729

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of June 30, 2002

		(unaudited)

		Gross Unrealized	Gross Unrealized
	Carrying Value	Holding Gains	Holding Losses	Fair Value

Available-for-sale:

Equity securities	Rs. 233	Rs. 1,623	—	Rs. 1,856

Debt securities	4,195,295	—	(6,893)	4,188,402

	4,195,528	1,623	(6,893)	4,190,258

Held-to-maturity:

Debt securities	50,344	1,648	—	51,992

	50,344	1,648	—	51,992

Unquoted:

Equity securities	192,000	—	—	192,000

Convertible preference shares	288,000	—	—	288,000

	480,000	—	—	480,000

	Rs. 4,725,872	Rs. 3,271	Rs. (6,893)	Rs. 4,722,250

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of March 31, 2002

		Gross Unrealized
	Carrying Value	Holding Gains	Fair Value

Available-for-sale:

Equity securities	Rs. 233	Rs. 1,623	Rs. 1,856

Debt securities	4,962,102	79,376	5,041,478

	4,962,335	80,999	5,043,334

Held-to-maturity:

Debt securities	90,833	3,108	93,941

	90,833	3,108	93,941

Unquoted:

Equity securities	144,300	—	144,300

Convertible preference shares	215,700	—	215,700

	360,000	—	360,000

	Rs. 5,413,168	Rs. 84,107	Rs. 5,497,275

         Held-to-maturity debt securities as of June 30, 2002, mature within two years.

         As of June 30, 2002, the Company holds a 15% equity interest in Spectramind eServices Private Limited (Spectramind) acquired for a consideration of Rs. 192,000. Additionally, the Company holds non-voting convertible preference shares acquired for a consideration of Rs. 288,000. The convertible preference shares shall be converted to equity at a conversion ratio of 0.3234 equity share per convertible preference share, on occurrence of any of the events specified in the shareholders agreement. These events are liquidation of Spectramind, initial public offering by Spectramind and valuation of Spectramind reaching specified levels based on a fresh issue of equity shares by Spectramind or sale of shares by existing shareholders. If any of these events do not occur within 18 months from the date of investment, the convertible preference shares shall be converted on expiry of the period. The current voting equity interest of Wipro does not give it the ability to exercise significant influence over the operating and financial policies of Spectramind. As the equity securities do not have a readily determinable fair value, such investments are recorded at cost, subject to an impairment charge for any other than temporary decline in value.

9. Property, Plant and Equipment

         Property, plant and equipment consist of the following:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Land	Rs. 379,450	Rs. 396,386	Rs. 370,079

Buildings	1,212,592	1,584,997	1,585,515

Plant and machinery	4,967,507	5,615,056	5,469,300

Furniture, fixtures, and equipment	1,065,166	1,289,344	1,264,870

Vehicles	342,380	441,663	420,843

Computer software for internal use	535,336	763,556	742,305

Capital work-in-progress	1,178,544	1,323,022	1,116,082

	9,680,975	11,414,024	10,968,994

Accumulated depreciation and amortization	(3,709,814)	(5,399,846)	(4,707,137)

	Rs. 5,971,161	Rs.6,014,178	Rs. 6,261,857

         Depreciation expense for the three months ended June 30, 2001 and 2002, is Rs. 299,284 and Rs. 323,618 respectively. This includes Rs. 40,163 and Rs. 26,132 as amortization of capitalized internal use software, during the three months ended June 30, 2001 and 2002, respectively.

10. Goodwill

         Goodwill of Rs. 656,240 relates to the India and AsiaPac IT Services reporting unit of the Company. Subsequent to the adoption of SFAS No. 142 from April 1, 2002, goodwill is not amortized but will be tested for impairment at least annually.

11. Other Current Liabilities

         Other current liabilities consist of the following:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Statutory dues payable	Rs. 340,625	Rs. 383,552	Rs. 357,822

Taxes payable	42,029	42,665	72,707

Others	78,615	46,880	63,421

	Rs. 461,269	Rs. 473,097	Rs. 493,950

12. Operating leases

         The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 80,741 and Rs. 68,609 for the three months ended June 30, 2001 and 2002, respectively.

         Prepaid expenses as of March 31, 2002, June 30, 2001 and 2002 include Rs. 214,838, Rs. 187,720 and Rs. 213,960, respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

13. Investments in Affiliates

         Wipro GE Medical Systems (Wipro GE). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2002, June 30, 2001 and 2002, was Rs. 820,849, Rs. 641,041 and Rs.567,849 respectively. The Company’s equity in the income of Wipro

GE for the three months ended June 30, 2001 was Rs. 54,292 and the Company’s equity in the losses of Wipro GE for the three months ended June 30, 2002 was Rs. 204,000.

         In the earnings release made by the Company on July 19, 2002 for the three months ended June 30, 2002, the Company had recorded its share in the net assets and losses of Wipro GE based on the information provided by the affiliate. Subsequently, Wipro has received revised information about the affiliate where the losses were higher than the results previously reported by Rs. 379,592. This adjustment to record incremental losses of Rs. 186,000, being Wipro’s share, has been recorded in the consolidated financial statements for the three months ended June 30, 2002. Based on the revised information received about the affiliate, the Company believes that the impact on the financial statements of the previous period would not be material.

         Wipro ePeripherals. On September 1, 2000, the computer peripherals division of Wipro was spun-off into a separate legal entity, Wipro ePeripherals. In consideration of the transfer, Wipro received a 38.7% equity interest in the new entity, 12.5% non-convertible debentures and cash. Wipro ePeripherals issued 61.3% of its equity to strategic investors and employees for cash. Shares were issued to Wipro and the new investors at the par value of Rs. 10. Wipro accounts for its 38.7% interest by the equity method. In March 2002, Wipro ePeripherals issued additional equity shares to certain investors, which resulted in dilution of Wipro’s interest to 33.8%. The impact of this issuance on the carrying value of the investment was not material. In June 2002, Wipro increased its ownership interest to 39.7% through conversion of debentures of Rs. 40,000.

         The carrying value of the equity investment in Wipro ePeripherals as of March 31, 2002, June 30, 2001 and 2002, was Rs. 77,470, Rs. 77,831 and Rs. 115,160 respectively. The Company’s equity in the income of Wipro ePeripherals for the three months ended June 30, 2001 was Rs. 18,941 respectively . The Company’s equity in the losses of Wipro ePeripherals for the three months ended June 30, 2002 was Rs.2,310. Additionally the Company held debentures of Rs. 40,000 in Wipro ePeripherals as of June 30, 2001.

14. Financial Instruments and Concentration of Risk

         Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the revenues /accounts receivable as of/for the period ended June 30, 2001 and 2002.

         Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements, where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Forward contracts	$66.5 million (sell)	$69.7 million (sell)	$62.8 million (sell)

Interest rate swaps	$3.3 million	$Nil	$ Nil

         The foreign forward exchange contracts mature between one to nine months.

15. Borrowings from Banks

         The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 12.8% and 12.2% in the three months ended June 30, 2001 and 2002, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness. Additionally, the Company has an unsecured line of credit of US$ 6.5 million.

16. Long-term Debt

         Long-term debt consist of the following:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Foreign currency borrowings	Rs. 127,582	Rs. -	Rs. -

Rupee term loans from banks and financial institutions	68,200	48,200	48,200

Others	52,531	63,732	60,563

	248,313	111,932	108,763

Less: Current portion	148,937	82,162	78,993

	Rs. 99,376	Rs. 29,770	Rs. 29,770

         All long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

         An interest rate profile of the long-term debt is given below:

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Foreign currency borrowings	6.7%	—	—

Rupee term loans from banks and financial institutions	12.8%	14.3%	14.2%

         A maturity profile of the long-term debt outstanding as of June 30, 2002, is set out below:

Maturing in the year ending June 30:

2003	Rs. 82,162

2004	28,305

2005	1,255

2006	105

Thereafter	105

Rs. 111,932

17. Equity Shares and Dividends

         The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

         In September 1999, the Company effected a five-for-one share split. All references in the consolidated financial statements to number of shares and per share amounts of the Company’s equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

         In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of $41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

         Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the common stock, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

         In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

18. Retained Earnings

         The Company’s retained earnings as of March 31, 2002, June 30, 2001 and 2002, include restricted retained earnings of Rs. 259,538, Rs. 274,038 and Rs. 259,538, respectively, which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares and to avail specific tax allowances.

         Retained earnings as of March 31, 2002, June 30, 2001 and 2002, also include Rs. 794,719, Rs.611,592 and Rs. 539,409, respectively, of undistributed earnings in equity of affiliates.

19. Other Income, Net

         Other income consists of the following:

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Interest income, net	Rs. 161,123	Rs. 165,188

Gain on sale of investment securities, net	—	81,867

Others	465	13,388

	Rs. 161,588	Rs. 260,443

20. Shipping and Handling costs

         Selling general and administrative expenses for the three months ended June 30, 2001 and 2002, include shipping and handling costs of Rs. 10,858 and Rs. 12,822, respectively.

21. Income Taxes

         Income taxes relating to continuing operations consist of the following:

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Current taxes

Domestic	Rs. 123,792	Rs. 185,861

Foreign	79,497	110,234

	203,289	296,095

Deferred taxes	66,550	(42,298)

Total income tax expense	Rs. 269,839	Rs. 253,797

         Income taxes relating to discontinued division consist of the following:

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Current taxes	Rs. 4,973	Rs. (51,188)

Deferred taxes	(12,852)	(100,982)

Total income tax expense	Rs. (7,879)	Rs. (152,170)

         The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Income from continuing operations before taxes	Rs. 2,172,525	Rs. 2,338,246

Enacted tax rate in India	35.7%	36.8%

Computed expected tax expense	775,591	860,475

Effect of:

Income exempt from tax in India	(670,342)	(742,723)

Change in enacted tax rate	—	(9,267)

Difference between tax basis and amount for financial reporting of a domestic subsidiary reversed	199,512	—

Others	(114,419)	35,078

Domestic income taxes	190,342	143,563

Effect of tax on foreign income	79,497	110,234

Total income tax expense	Rs. 269,839	Rs. 253,797

         Deferred tax assets as of March 31, 2001 included Rs. 199,512 being the difference between the tax basis and the amount for financial reporting of Wipro Net, a domestic subsidiary. The deferred tax asset has been reversed during the three month ended June 30, 2001, on legal re-organization of Wipro Net as a result of which the benefit of the deferred tax asset was no longer available to the Company.

         A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The aggregate rupee and per share (basic) effects of these tax exemptions are Rs. 670,342 and Rs. 2.90 per share for the three months ended June 30, 2001 and Rs. 742,723 and Rs. 3.21 per share for the three months ended June 30, 2002. During the three months ended June 30, 2002 Indian tax laws have been amended to restrict the exempt income from an export oriented undertaking from 100% to 90% of its aggregate income.

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Deferred tax assets

Property, plant and equipment	Rs. -	Rs. 110,229	Rs. 15,661

Allowance for doubtful accounts	84,220	63,291	57,329

Investments in mutual funds	—	55,148	58,333

Accrued expenses	—	45,315	48,842

Carry-forward capital losses	164,726	128,951	122,810

Carry forward business losses	47,981	178,491	182,918

Others	82,024	87,177	81,154

Total gross deferred tax assets	378,951	668,602	567,047

Less: valuation allowance	(142,256)	(128,951)	(122,810)

Net deferred tax assets	236,695	539,651	444,237

Deferred tax liabilities

Property, plant and equipment	Rs. 27,689	—	Rs. -

Unrealized gains on available for sale securities	153	—	29,392

Undistributed earnings of affiliates	70,126	23,031	86,061

Others	—	12,957	—

Total gross deferred tax liability	97,968	35,988	115,453

Net deferred tax assets	Rs. 138,727	Rs. 503,663	Rs. 328,784

         Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the carry-forward capital losses. Accordingly, the Company has established a valuation allowance for the carry-forward capital losses. These losses expire after eight years succeeding the year in which they were first incurred. The carry-forward capital losses as of June 30, 2002 will expire by March 31, 2009.

         Management has implemented tax planning strategies that make it more likely than not that deferred tax assets relating to carry-forward business losses of foreign operations will be realized. Similarly, based on historical taxable income, projections of future taxable income and tax planning strategies, management believes that it is more likely than not that the Company will realize the benefit of carry-forward business losses relating to certain Indian operations.

         The carry-forward business losses as of June 30, 2002, expire as follows :

Year ending March 31:

2009	Rs. 70,982

2010	45,202

2020	20,883

2021	27,035

Thereafter	14,389

Rs. 178,491

         Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

22. Employee Stock Incentive Plans

         Wipro Equity Reward Trust (WERT). In fiscal 1985, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 555,910, 655,875 and 551,535 shares held by employees as of March 31, 2002, June 30, 2001 and 2002 respectively, subject to vesting conditions are included in the outstanding equity shares.

         The movement in the shares held by the WERT is given below:

	Three months ended June 30,		Year ended March 31,

	2001	2002	2002

	(Unaudited)
Shares held at the beginning of the period	1,280,885	1,321,335	1,280,885

Grants forfeited by employees	23,575	125	40,450

Shares held at the end of the period	1,304,460	1,321,460	1,321,335

         Deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The amortization of deferred stock compensation, net of reversals, for the three months ended June 30, 2001 and 2002, was Rs.17,654 and Rs. 16,961, respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

	Three months ended June 30,

	2001	2002

	(Unaudited)
Cost of revenues	Rs. 6,179	Rs. 7,712

Selling, general and administrative expenses	11,475	9,249

	Rs. 17,654	Rs. 16,961

         Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded, any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

         Stock option activity under the 1999 Plan is as follows:

	Three month period ended June 30, 2001 ( Unaudited)

			Weighted-average
		Range of exercise	exercise price and	Weighted-average
	Shares arising out	prices and grant	grant date fair	remaining
	of options	date fair values	values	contractual life

Outstanding at the beginning of the period	4,564,431	Rs. 1,024 to 2,522	Rs. 1,542	29 months

Granted during the period	—	—	—	—

Forfeited during the period	(492,750)	1,086 to 1,853	1,521	—

Exercised during the period	(3,360)	1,086	1,086	—

Outstanding at the end of the period	4,068,321	1,024 to 2,522	1,545	26 months

Exercisable at the end of the period	403,382	Rs. 1,024 to 1,853	Rs. 1,538	—

	Three month period ended June 30, 2002 (Unaudited)

			Weighted-average
		Range of exercise	exercise price and	Weighted-average
	Shares arising out	prices and grant	grant date fair	remaining
	of options	date fair values	values	contractual life

Outstanding at the beginning of the period	3,885,958	Rs. 1,024 – 2,522	Rs. 1,550	47 months

Granted during the period	—	—	—	—

Forfeited during the period	(37,824)	1,086–1,853	1,515	—

Exercised during the period	(27,204)	1,086	1,086	—

Outstanding at the end of the period	3,820,930	1,024–2,522	1,553	45 months

Exercisable at the end of the period	955,208	Rs. 1,024 – 2,522	1,546	45 months

         Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

         Stock option activity under the 2000 Plan is as follows:

	Three month period ended June 30, 2001( Unaudited)

			Weighted-average
		Range of exercise	exercise price and	Weighted-average
	Shares arising out	prices and grant	grant date fair	remaining
	of options	date fair values	values	contractual life

Outstanding at the beginning of the period	3,214,350	Rs. 2,382 to 2,746	2,397	37 months

Granted during the period	38,744	1,269 to 1,670	1,459	40 months

Forfeited during the period	(296,025)	2,382	2,382	—

Exercised during the period	—	—	—	—

Outstanding at the end of the period	2,957,069	1,269 to 2,746	2,386	34 months

Exercisable at the end of the period	—	—	—	—

	Three month period ended June 30, 2002 ( Unaudited)

			Weighted-average
		Range of exercise	exercise price and	Weighted-average
	Shares arising out	prices and grant	grant date fair	remaining
	of options	date fair values	values	contractual life

Outstanding at the beginning of the period	8,472,514	Rs. 1,032 – 2,746	Rs. 1,846	58 months

Granted during the period	77,000	1,526–1,691	1,538	59 months

Forfeited during the period	(76,175)	1,032–2,651	1,951	—

Exercised during the period	(50)	1,086	1,086	—

Outstanding at the end of the period	8,473,289	1,032–2,746	1,853	56 months

Exercisable at the end of the period	408,378	Rs. 1,032 – 2,746	2,391	52 months

         Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

         Stock option activity under the 2000 ADS Plan is as follows:

	Three month period ended June 30, 2001 ( Unaudited)

			Weighted-average	Weighted-average
		Range of exercise	exercise price and	remaining
	Shares arising out	prices and grant date	grant date fair	contractual life
	of options	fair values	values	(months)

Outstanding at the beginning of the period	264,750	$41.375	$41.375	37 months

Granted during the period	2,000	$35.77	$35.77	41 months

Forfeited during the period	—	—	—	—

Outstanding at the end of the period	266,750	$35.77 to $41.375	$41.33	34 months

Exercisable at the end of the period	—	—	—	—

	Three month period ended June 30, 2002 ( Unaudited)

			Weighted-average	Weighted-average
		Range of exercise	exercise price and	remaining
	Shares arising out	prices and grant date	grant date fair	contractual life
	of options	fair values	values	(months)

Outstanding at the beginning of the period	647,450	$20.75–41.375	37.66	55 months

Granted during the period	3,100	30.05	30.05	60 months

Forfeited during the period	(2,900)	36.40	36.40	—

Outstanding at the end of the period	647,650	$20.75–41.375	37.63	51 months

Exercisable at the end of the period	47,744	$35.77–41.375	39.97	45 months

         The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	Three months ended June 30,

	2001	2002

	(Unaudited)	(Unaudited)
Net income

As reported	Rs.1,888,496	Rs. 1,695,780

Adjusted pro forma	1,405,097	812,409

Earnings per share: Basic

As reported	8.17	7.34

Adjusted pro forma	6.08	3.51

Earnings per share: Diluted

As reported	8.16	7.32

Adjusted pro forma	6.08	3.51

         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Dividend yield	0.03%

Expected life	42 months

Risk free interest rates	8.5%

Volatility	65%

23. Earnings Per Share

         A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)
Basic earnings per equity share — weighted average number of equity shares outstanding	231,027,843	231,161,319

Effect of dilutive equivalent shares-stock options outstanding	375,486	517,668

Diluted earnings per equity share — weighted average number of equity shares and equivalent shares outstanding	231,403,329	231,678,987

         Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

         Options to purchase 5,895,319 and 5,716,275 equity shares were outstanding during the three months ended June 30, 2001 and 2002, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

24. Employee Benefit Plans

         Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

         Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

         Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

         The Company contributed Rs. 41,605 and Rs. 51,193 to various defined contribution and benefit plans during the three months ended June 30, 2001 and 2002, respectively.

25. Related Party Transactions

         The Company has the following transactions with related parties.

	Three months ended June 30,

	2001	2002

	(unaudited)	(unaudited)

Wipro GE:

Revenues from sale of computer equipment and administrative and management support services	Rs.5,320	Rs.2,606

Fees received for usage of trade mark	Rs.9,642	Rs.5,000

Wipro ePeripherals:

Revenues from sale of computer equipment and services	4,128	3,304

Fees received for usage of trade mark	13,250	13,254

Interest received on debentures	1,250

Payment for services	36,315	2,038

Purchase of printers	—	16,825

Azim Premji Foundation:

Revenues from sale of computer equipment and services	—	1,466

Principal shareholder:

Payment of lease rentals	300	300

         The Company has the following receivables from related parties, which are reported as other assets in the balance sheet.

	As of June 30,		As of March 31,

	2001	2002	2002

	(unaudited)
Wipro GE:	Rs. 13,545	Rs. 58,261	Rs. 56,181

Wipro e Peripherals	54,593	20,021	17,037

Azim Premji Foundation	—	—	348

Security deposit given to Hasham Premji, a firm under common control	25,000	25,000	25,000

	Rs.93,138	Rs.103,282	Rs. 98,566

         The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet.

	As of June 30,		As of March 31,

	2001	2002	2002

	(Unaudited)
Wipro ePeripherals	Rs.22,852	Rs. 3,766,175	Rs. 25,875

26. Commitments and Contingencies

         Capital commitments. As of March 31, 2002 and three months ended June 30, 2001 and 2002, the Company had committed to spend approximately Rs. 241,338, Rs. 393,821 and Rs. 213,370 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

         Guarantees. As of March 31, 2002 and three months ended June 30, 2001 and 2002, performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 467,020, Rs. 371,884 and Rs. 421,715 respectively, as part of the bank line of credit.

         Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of June 30, 2002, the Company has met all commitments required under the plan.

         Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

27. Segment Information

         The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Healthcare and Life Sciences and ‘Others’. Each of the segments has a Vice Chairman / Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

         The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

         The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India and AsiaPacific region.

         The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

         In April 2002, the Company established a new business segment named Wipro Healthcare and Life Sciences, to address the IT requirements of the emerging healthcare and life sciences market. Wipro Biomed, a business segment which was previously reported in ‘Others’, became a part of the Healthcare and Life Sciences segment. Similarly, during the three months ended June 30, 2002, certain small business segments previously reported in ‘Others’ were integrated with India and AsiaPac IT Services and Products segment. Segment data for previous periods has been reclassified on a comparable basis.

         Financial information for the discontinued Corporate ISP division was previously reported in ‘Others’. The segment information presented excludes these results of operations, which are now reported outside of continuing operations.

         Others consists of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

         Information on reportable segments is as follows:

	Three months ended June 30, 2001 ( Unaudited)

	Global IT	India and
	Services	AsiaPac IT	Consumer	Healthcare	Others
	and	Services and	Care and	and Life	(net of	Reconciling	Entity
	Products	Products	Lighting	Sciences	eliminations)	Items (2)	Total

Revenues	5,160,062	1,369,392	725,162	117,193	114,154	—	7,485,963

Exchange rate fluctuations	50,600	(5,570)	—	—	—	(45,030)	—

Total revenues	5,210,662	1,363,822	725,162	117,193	114,154	(45,030)	7,485,963

Cost of revenues	(2,702,564)	(1,019,188)	(490,142)	(74,671)	(100,317)	—	(4,386,882)

Selling, general and administrative expenses	(605,458)	(277,463)	(145,535)	(32,490)	(35,466)	(37,256)	(1,133,668)

Research and Development expenses	(36,598)	—	—	—	—	—	(36,598)

Exchange rate fluctuations	—	—	—	—	—	45,030	45,030

Others, net	—	12,750	1,393	—	—	(21,517)	(7,374)

Operating income of segment	1,866,042	79,921	90,878	10,032	(21,629)	(58,773)	1,966,471

Total assets of segment	9,468,995	3,346,547	1,122,977	287,801	628,968	11,787,343	26,642,631

Capital employed	7,745,513	939,008	743,641	132,555	535,613	11,450,923	21,547,253

Return on capital employed (1)	96%	32%	48%	32%

Accounts receivable	3,589,440	1,114,790	116,886	155,393	140,790	163,084	5,280,383

Depreciation	193,733	32,283	14,984	1,485	7,048	49,751	299,284

	Three months ended June 30, 2002 (Unaudited)

	Global IT	India and
	Services	AsiaPac IT	Consumer	Healthcare	Others
	and	Services and	Care and	and Life	(net of	Reconciling	Entity
	Products	Products	Lighting	Sciences	eliminations)	Items (2)	Total

Revenues	6,344,072	1,750,432	715,650	120,760	218,222		9,149,136

Exchange rate fluctuations	208,293	(395)	272	—	—	(208,170)	—

Total revenues	6,552,365	1,750,037	715,922	120,760	218,222	(208,170)	9,149,136

Cost of revenues	(3,668,321)	(1,391,947)	(474,659)	(101,267)	(174,932)	—	(5,811,126)

Selling, general and administrative expenses	(765,854)	(290,198)	(118,898)	(45,372)	(19,024)	(13,499)	(1,252,845)

Research and Development expenses	(39,300)	—	—	—	—	—	(39,300)

Exchange rate fluctuations	—	—	—	—	—	202,037	202,037

Others, net	497	14,366	1,837	3,656	3,040	12,815	36,211

Operating income of segment	2,079,387	82,258	124,202	(22,223)	27,306	(6,817)	2,284,113

Total assets of segment	11,191,819	3,601,368	1,076,383	259,503	731,911	18,474,302	35,335,286

Capital employed	8,783,315	1,546,939	652,708	128,307	546,883	18,123,610	29,781,762

Return on capital employed (1)	95%	26%	73%	(63%)

Accounts receivable	3,996,668	1,639,406	141,470	136,014	173,837	22,200	6,109,595

Depreciation	246,578	40,691	14,623	1,323	8,045	12,358	323,618

(1)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the year.

(2)	Reconciling items include assets of the discontinued Corporate ISP division.

         The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer is as follows:

	Three months ended June 30,

	2001	2002
	(unaudited)	(unaudited)

India	Rs. 2,243,863	Rs. 2,757,844

United States	3,139,832	3,907,306

Europe	1,727,464	1,788,924

Rest of the world	374,804	695,062

	Rs. 7,485,963	Rs. 9,149,136

28. Fair Value of Financial Instruments

         The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 2. Management’s Discussion and Analysis of Financial Conditions and
Results of Operations.

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto

Overview

         We are a leading India based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have four primary business segments, which we operate through independent divisions.

•	Global IT Services and Products. We provide research and development services for hardware and software design to technology and telecommunication companies, software application development, package implementation and system integration services to corporate enterprises. In large system integration projects, we also supply the hardware and software products. These services are marketed and delivered through our Wipro Technologies division.

•	India and AsiaPac IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of companies in India and the AsiaPacific region through our Wipro Infotech division.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

•	Healthcare and Life Science. In April 2002, we established a new business segment named Wipro Healthcare and Life Science, to address the IT requirements of the emerging Healthcare and Life Science market. Our business division, Wipro Biomed, which was earlier included as part of Others, became a part of the Wipro Healthcare and Life Science segment.

         Our revenue and net income for the three months ended June 30, 2001 and 2002 are provided below.

	Wipro Limited

	Three months ended June 30,

	2001	2002

	(in millions)
Revenue	Rs.7,486	Rs.9,149

Cost of revenue	4,387	5,811

Gross profit	3,099	3,338

Gross margins	41%	36%

Operating income	1,966	2,284

Income from continuing operations	1,903	2,084

Loss from discontinued operations	(14)	(389)

Net income	1,889	1,695

Earnings per share (Continuing Operations)

Basic	8.24	9.02

Diluted	8.22	9.00

Earnings per share (Net Income)
Basic	8.18	7.34

Diluted	8.16	7.32

         We were involved in the corporate Internet services (ISP) business since 1999 through Wipro Net. For strategic reasons, we decided to concentrate on our core businesses, and, as a result, in June 2002, we decided to exit this division and approved a formal plan of disposal. Under the plan, we will sell the customer contracts and the related long-lived assets. Trade receivables relating to the division will be recovered and we will settle all outstanding vendor obligations. We currently expect to complete the disposal by December 31, 2002.

         Our Corporate ISP business is an asset group and its operations qualify as a component of an entity. We are disposing of our Corporate ISP business, and, as a result, the operations and cash flows of Corporate ISP business will be eliminated from ongoing operations. We will not have any significant continuing involvement in the operations of that business after the disposal. Thus, the results of operations of our Corporate ISP business are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

Acquisitions

Spectramind. On July 31, 2002, we acquired shares and rights to purchase shares of Spectramind Limited, a limited liability company incorporated in Bermuda, and Spectramind eServices Private Limited, an indirect subsidiary of Spectramind Limited, incorporated in India. We paid an aggregate consideration of Rs. 3,691 million ($75.82 million) in cash. As of the close of the transactions on July 31, 2002, we hold 82% of Spectramind Limited on a fully diluted basis and 80% of Spectramind eServices on a fully diluted basis, which includes shares we previously held in the company.

         Additionally, pursuant to Call and Put Option Agreements that we entered into on July 17, 2002, we may acquire up to an additional 13% on a fully diluted basis, of Spectramind eServices. The consideration payable for such shares will be the fair market value of such shares at the time the put or call option is exercised.

GE Medical Systems IT Private Limited. On July 18, 2002 we entered into a definitive agreement to acquire GE Medical Systems Information Technologies Private Limited for Rs. 280 million ($5.73 million) in cash subject to statutory approvals. We will hold 100% of the company’s equity capital upon completion of the transaction.

Our revenue and operating income by business segment are provided below for the three months ended June 30, 2001 and 2002.

	Three months
	ended June 30,

	2001	2002

Revenue:

Global IT Services and Products	70%	72%

India and AsiaPac IT Services and Products	18	19

Consumer Care and Lighting	10	8

Healthcare and Life Science	2	1

Others	2	2

Reconciling items	(2)	(2)

	100%	100%

Operating Income:

Global IT Services and Products	95%	91%

India and AsiaPac IT Services and Products	4	4

Consumer Care and Lighting	5	5

Healthcare and Life Science	1	(1)

Others	(1)	1

Reconciling items	(2)	—

	100%	100%

         The Others category in the table above includes our other line of business such as Wipro Fluid Power. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

	Three months ended June 30,

	2001	2002

	(in millions)
Revenue

Services	Rs.5,211	Rs. 6,517

Products	—	35

Total	5,211	6,552

Cost of revenue

Services	(2,703)	(3,636)

Products	—	(32)

Total	(2,703)	(3,668)

Selling, general and administrative expenses	(605)	(766)

Research and Development expenses	(37)	(39)

Operating Income	1,866	2,079

Revenue growth rate over prior period	44%	26%

Operating margin	36%	32%

         Global IT Services and Products revenue from services is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended June 30, 2002, time and materials projects generated 67% of services revenue of Global IT Services and Products, while fixed-price, fixed-time frame projects generated 33% of services revenue of Global IT Services and Products. The proportion of revenue from fixed price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

         Global IT Services and Products revenue from products is derived from the sale of third-party hardware and software products.

         The cost of revenue for Services, in Global IT Services and Products, consists primarily of compensation expenses for our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance. The cost of revenues for products, in Global IT Services and Products, consists of the cost for products procured from third party manufacturers.

         The services component of our Global IT Services and Products revenue and profits for any period are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development cente Rs. As of June 30, 2002, 76% of our professionals in the Global IT Services and Products were located in India. For the three months ended June 30, 2002, 49% of the services component of our Global IT Services and Products revenues were generated from work performed at our facilities in India.

         In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 5,160 million and Rs. 6,344 million for the three months ended June 30, 2001 and 2002, respectively.

India and AsiaPac IT Services and Products

	Three months ended June 30,

	2001	2002

	(in millions)
Revenue

Services	Rs. 485	Rs. 468

Products	879	1,282

Total	1,364	1,750

Cost of revenue

Services	(329)	(252)

Products	(690)	(1,140)

Total	(1,019)	(1,392)

Selling, general and administrative expenses	(277)	(290)

Others, net	13	14

Operating income	81	82

Revenue growth rate over prior period	(6%)	28%

Operating margin	5.9%	4.7%

         India and AsiaPac IT Services and Products revenue from services is derived principally from hardware and software support, maintenance and consulting services. Our India and AsiaPac IT Services and Products revenue from products is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized on dispatch of the products to the customer; however, where the client is not obligated to pay a portion of the contract price until completion of installation, revenue is recognized only on completion of installation.

         The cost of revenue for services in India and AsiaPac IT Services and Products consists primarily of compensation expenses and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in India and AsiaPac IT Services and Products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale.

         Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

         Historically, in India and AsiaPac IT Services and Products, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income of our India and AsiaPac IT Services and Products business segment. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

         In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported, in the statements of income is Rs. 1,369 million and Rs. 1,750 million for the three months ended June 30, 2001 and 2002, respectively.

Consumer Care and Lighting

	Three months ended
	June 30,

	2001	2002

	(in millions)
Revenue	Rs. 725	Rs. 716

Cost of revenue	(490)	(475)

Selling, general and administrative expenses	(146)	(119)

Others, net	1	2

Operating income	90	124

Revenue growth rate over prior period	(2%)	(1%)

Operating margin	12%	17%

         We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins and continue generating positive operating cash flows. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

         We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.

Healthcare and Life Science

	Three months ended
	June 30,

	2001	2002

	(in millions)
Revenue	Rs. 117	Rs. 121

Cost of revenue	(75)	(101)

Selling, general and administrative expenses	(32)	(45)

Others, net	—	4

Operating income	10	(21)

Revenue growth rate over prior period	(2%)	3%

Operating margin	9%	(17%)

         In April 2002, we established a new business segment named Wipro Healthcare and Life Science, to address the IT requirements of the emerging Healthcare and Life Science market. Our business division, Wipro Biomed, which was earlier included in Others, became a part of the Wipro Healthcare and Life Science segment.

         Wipro Biomed markets and services a wide range of instruments and reagents for bio-analytical and healthcare segments. Practices for recognition of revenue are similar to our practices for revenue recognition in our India and AsiaPac IT Services and Products business segment. Cost of revenues reflect cost of products manufactured by third parties and sold by us, compensation expenses and travel expenses. Selling general and administrative expenses are similar in type to those for our other business segments.

         Effective July 1, 2002, the Healthcare division of our Global IT Services and Products segment, which addresses the IT requirements of companies in the Healthcare and Life Science segment, became a part of the Healthcare and Life Science segment. Consequent to this transfer a significant portion of the revenues of this segment will be from IT services provided to companies in the Healthcare and Life Science segment.

Amortization of Deferred Stock Compensation

We have amortized deferred stock compensation expenses of Rs. 18 million and Rs. 17 million for the three months ended June 30, 2001 and 2002, respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record a deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on a straight-line basis over the vesting period of the equity shares, which ranges from three and half years to five years.

         The stock compensation charge has been allocated to cost of revenue and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

	Three months ended June 30,

	2001	2002

	( in millions)
Cost of revenue	Rs.6	Rs.8

Selling, general and administrative expenses	12	9

Total	Rs. 18	Rs.17

Amortization of Goodwill

         Goodwill of Rs. 656 million relates to our India and AsiaPac IT Services reporting unit. Subsequent to the adoption of SFAS No. 142 from April 1, 2002, goodwill is not amortized but will be tested for impairment at least annually. Please refer to the discussions on “Goodwill and Intangible assets” in Note 2 of the Notes to the Unaudited Consolidated Financial Statements about the impact of our adoption of SFAS 141 and SFAS 142 on amortization of goodwill.

Foreign Exchange Gains, net

         Exchange rate fluctuation consists of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, and the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period.

Others, net

         Others, net includes net gains on the sale of property, plants, equipment, and other operating income.

Other Income, net

         Our other income includes interest income on short-term investments, net of interest expense on short term and long-term debt and realized gains / (losses) on the sale of investment securities.

Equity in Earnings of Affiliates

         Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a venture where General Electric, USA holds the balance 51%.

         Wipro ePeripherals Ltd. (WeP). On September 1, 2000, we spun off our peripherals services division into a new legal entity Wipro ePeripherals Ltd., or WeP. In consideration of the transfer, we received a 38.7% equity interest, non-convertible debentures bearing a 12.5% interest rate and cash of Rs. 156 million. WeP has equity participation from certain strategic investors and employees. In March 2002, WeP issued additional equity shares to certain investors, which resulted in reduction of our equity interest to 33.8%. In June 2002, we increased our ownership interest in WeP to 39.7% through conversion of debentures of Rs. 40 million. Our share of the income generated by WeP is accrued in proportion to our equity interest.

Income Taxes

         Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

         Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

         These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones;” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent yea Rs.For the three months ended June 30, 2001 and 2002, without accounting for the double taxation treaty set-offs, our tax benefits were Rs. 670 million and Rs. 743 million, respectively, from such tax incentives.

         The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Additionally, the Finance Act, 2002 has subjected ten percent of all income derived from services located in “ Software Technology Parks” to income tax for a one-year period ending March 31, 2003.

         The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000.

Results of Operations

Three months ended June 30, 2001 and 2002

         Revenue. Our total revenue increased 22% from Rs. 7,486 million for the three months ended June 30, 2001 to Rs. 9,149 million for the three months ended June 30, 2002. Revenue growth was driven primarily by a 26%, 28%, 3% and 91% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, Healthcare and Life Science and Others, respectively. Revenues of Consumer Care & Lighting declined by 1% as compared to the three months ended June 30, 2001.

         Global IT Services and Products revenue increased 26% from Rs. 5,211 million for the three months ended June 30, 2001 to Rs. 6,552 million for the three months ended June 30, 2002. Revenue from technology services decreased by 10%. This decline was primarily due to a 37% decline in revenues from our Telecom and Internetworking division, reflecting the softness in demand from telecommunications equipment manufacturers. This was partially offset by increase in revenue from services provided to telecommunications and Internet service providers. Revenue from enterprise services increased 50%. This was primarily driven by increased revenues we received from services provided to financial services, retail and utility companies.

         We added 22 new clients during the three months ended June 30, 2002, accounting for over 1% of our total Global IT Services and Products revenue for the period. The total number of clients that individually accounted for over $5 million run rate in revenues increased from 22 in the three months ended June 30, 2001 to 26 in the three months ended June 30, 2002.

         India and AsiaPac IT Services and Products revenue increased 28% from Rs. 1,364 million for the three months ended June 30, 2001 to Rs. 1,750 million for the three months ended June 30, 2002. The 46% increase in revenue from products was primarily due to a 10% increase in revenue from manufactured products and a 82% increase in revenue from traded products. This increase was partially offset by a 4% decline in revenue from services.

         Consumer Care and Lighting revenues declined marginally by 1% from Rs. 725 million for the three months ended June 30, 2001 to Rs. 716 million for the three months ended June 30, 2002. This decrease was primarily due to decline in revenues of hydrogenated oil products.

         Healthcare and Life Science revenues increased marginally by 3% from Rs. 117 million for the three months ended June 30, 2001 to Rs. 121 million for the three months ended June 30, 2002.

         Revenue from Others increased by 91%, from Rs. 114 million for the three months ended June 30, 2001 to Rs. 218 million for the three months ended June 30, 2002. This was primarily due to a 102% increase in the number of hydraulic cylinders and tipping gear systems being sold in the Wipro Fluid Power business.

         Cost of Revenue. As a percentage of total revenue, cost of revenue increased from 59% for the three months ended June 30, 2001 to 64% for the three months ended June 30, 2002.The increase is primarily due to an increase in cost of revenue of products of India and AsiaPac IT Services and Products from 78% of products revenue for the three months ended June 30, 2001 to 89% of products revenue for the three months ended June 30, 2002, and also an increase in cost of revenue of services of Global IT Services and Products by 6% from 52% of services revenues for the three months ended June 30, 2001 to 58% of services revenues for the three months ended June 30, 2002.

         As a percentage of Global IT Services and Products revenue, cost of revenue for the services component increased by 4% from 52% in the three months ended June 30, 2001 to 56% in the three months ended June 30, 2002. This increase is primarily due to a 2% decrease in our offshore billing rates and a 4% decrease in our onsite billing rates and increase in compensation for offshore employees as part of annual compensation review in June 2002. This is partially offset by a 6% increase in IT professional utilization rates from 60% in three months ended June 30, 2001 to 66% in three months ended June 30, 2002.

         As a percentage of Global IT Services and Products revenue, cost of revenue for the products component was 91% in the three months ended June 30, 2002. There was no revenue from sale of products in the three months ended June 30, 2001.

         As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the products component increased by 11% from 78% for the three months ended June 30, 2001 to 89% for the three months ended June 30, 2002. This was primarily due to 6% and 4% decline in gross margins of manufactured and traded products.

         As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the services component declined by 14% from 68% for the three months ended June 30, 2001 to 54% for the three months ended June 30, 2002. This decrease was primarily due to increase in the proportion of revenues from higher margin services.

         As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased marginally by 2% from 68% for the three months ended June 30, 2001 to 66% for the three months ended June 30, 2002. Most of this decrease resulted from improvement in operating efficiencies, and increase in proportion of revenues from higher margin products.

         As a percentage of Healthcare and Life Science revenue, cost of Healthcare and Life Science revenue increased 19% from 64% for the three months ended June 30, 2001 to 83% for the three months ended June 30, 2002. The increase was primarily due to a Rs. 10.6 million provision for diminution in value of inventory in the three months ended June 30, 2002.

         As a percentage of revenues, cost of revenues from Others decreased by 8% from 88% for the three months ended June 30, 2001 to 80% for the three months ended June 30, 2002. A portion of costs in our Fluid Power business which is included as part of Others is fixed in nature, and does not increase in proportion to the increase in revenues. Consequently, cost of revenues as a percentage of revenues has declined by 8%.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 10% from Rs. 1,134 million for the three months ended June 30, 2001, to Rs. 1,253 million for the three months ended June 30, 2002. The total increase in selling, general and administrative expenses of Rs. 119 million was attributable to an increase of Rs. 161 million in Global IT Services and Products, Rs. 13 million in India and AsiaPac IT Services and Products, and Rs. 13 million in Healthcare and Life Science and a decrease of Rs. 27 million in Consumer Care and Lighting, Rs. 17 million in Others and Rs. 24 million in Reconciling items.

         Selling, general and administrative expenses for Global IT Services and Products increased by 27% from Rs. 605 million for the three months ended June 30, 2001 to Rs. 766 million for the three months ended June 30, 2002. The increase is primarily due to an increase in the number of sales and marketing personnel, which rose from 79 in the three months ended June 30, 2001 to 111 in the three months ended June 30, 2002 and an increase in compensation costs as part of annual compensation review in June 2002.

         Selling, general and administrative expenses for India and AsiaPac IT Services and Products increased by 5% from Rs. 277 million for the three months ended June 30, 2001 to Rs. 290 million for the three months ended June 30, 2002. This was primarily due to an increase in sales promotion expenses.

         Selling, general and administrative expenses for Consumer Care and Lighting declined by 18% from Rs. 146 million for the three months ended June 30, 2001 to Rs. 119 million for the three months ended June 30, 2002. Most of this decrease resulted from the reduction of sales promotion expenses and lower travel-related expenditures.

         Selling, general and administrative expenses for Healthcare and Life Science increased by 41% from Rs. 32 million for the three months ended June 30, 2001 to Rs. 45 million for the three months ended June 30, 2002. Most of this increase resulted from the costs associated with establishing the new segment.

         Selling, general and administrative expenses for Others decreased by 46% from Rs. 35 million for the three months ended June 30, 2001 to Rs. 19 million for the three months ended June 30, 2002. Selling, general and administrative expenses for the three months ended June 30, 2001 includes Rs. 26 million provision for doubtful receivables.

         Foreign exchange gains/(losses). Foreign exchange gains/(losses) increased to Rs. 202 million for the three months ended June 30, 2002 from Rs. 45 million for the three months ended June 30, 2001. A portion of our receivables and cash balances are denominated in pound sterling. The Indian Rupee depreciated against the pound sterling by over 4% during the three months ended June 30, 2002.

         Operating Income. As a result of foregoing factors, operating income increased 16% from Rs.1,966 million for the three months ended June 30, 2001 to Rs. 2,284 million for the three months ended June 30, 2002. Operating income increased by 11%, 1% and 36% of Global IT Services and Products, India and AsiaPac IT Services and Products and Consumer Care and Lighting to Rs. 2,079 million, Rs. 82 million and Rs. 124 million, respectively. Operating income of Others increased 223% to Rs. 27 million, offsetting an operating loss of Rs. 22 million in Healthcare and Life Science.

         Other income (net). Other income (net) increased to Rs. 260 million for the three months ended June 30, 2002 from Rs. 162 million for the three months ended June 30, 2001. The cash surpluses generated by our operations and the proceeds from our ADR offering have been invested in money market instruments. The increase in other income is primarily due to interest income and realized gains on these short-term investments.

         Income Taxes. Income taxes decreased by 6% from Rs. 270 million for the three months ended June 30, 2001 to Rs. 254 million for the three months ended June 30, 2002. Our effective tax rate declined from 12% in three months ended June 30, 2001 to 11% in three months ended June 30, 2002.

         Equity in earnings of affiliates. Equity in earnings of affiliates decreased due to losses in earnings from affiliates for the three months ended June 30, 2002 to Rs. 206 million from equity in earnings of affiliates of Rs. 44 million for the three months ended June 30, 2001. Most of this decrease is attributable to the equity in losses of Wipro GE of Rs. 204 million for the three months ended June 30, 2002 from Rs. 54 million of equity in the income of Wipro GE in the three months ended June 30, 2001. The losses in Wipro GE were primarily due to increase in input costs and a decline in average selling prices of products.

         Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased 10% from Rs. 1,903 million for the three months ended June 30, 2001 to Rs. 2,084 million for the three months ended June 30, 2002.

         Discontinued Operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

Liquidity and Capital Resources

Our capital requirements relate primarily to financing the growth of our Global IT Services and Products and India and AsiaPac IT Services and Products businesses. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and to a limited extent through bank loans.

Investments in inter-corporate deposits technically do not meet the definition of investment securities and hence are included in other current assets. Excluding the impact of these investments, cash flow from operations for the three months ended June 30, 2001 and 2002 was Rs. 2,308 million and Rs. 1,653 million. For the three months ended June 30, 2001 and 2002, capital expenditure was Rs. 630 million and Rs. 450 million. This expenditure was financed primarily through cash generated from our operations.

As of June 30, 2002, we had total debt of Rs. 555 million comprised borrowings from a consortium of banks of Rs. 125 million, under a line of credit of Rs. 2,650 million, secured by inventory and accounts receivable, Rs. 318 million under a unsecured line of credit and other borrowings of Rs. 112 million, secured by liens over our property, plant and equipment.

We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering in October 2000 of 3,162,500 American Depositary Shares (including the exercise of the underwriter’s overallottment option to purchase 412,500 ADSs) representing 3,162,500 Equity Shares, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions.

Trend Information

         Our Global IT Services and Products business segment is subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively utilize new employees;

•	The proportion of services we perform at client sites;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.

Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenues for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenues will decrease as the proportion of services revenue increases.

Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenues from our Consumer Care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. In the thirteen quarters ended June 30, 2002, the price of the commodity component of our hydrogenated oil products decreased significantly which resulted in significantly lower revenues from hydrogenated oil products, however growth in revenues from soaps and lighting products has offset this decline in revenue.

Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Recent accounting pronouncements: In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, will not have a significant impact on the consolidated financial statements of the Company.

In April 2002, the FASB issued SFAS No.145, Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections. SFAS No.145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No.145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No.145 will not have a material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is evaluating the impact of SFAS No. 146 on its consolidated financial statements.

Reclassifications. The Company has reclassified certain costs for three months ended June 30, 2001, from selling, general and administrative expenses to cost of revenues to conform to the current presentation. The impact of this reclassification on reported gross profit is Rs. 59 million which is not material. Certain other reclassifications have been made to conform prior period data to the current presentation. The above reclassifications had no impact on reported net income or stockholders’ equity.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables and our investments in foreign currency denominated securities.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our audit committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk

Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.

Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables, investments in foreign currency denominated securities and foreign currency debt. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Current Indian regulations do not permit us to hedge the exposure on foreign currency denominated securities. Our net exchange rate exposure for the three months ended June 30, 2001 and 2002, was $20.1 million and $16.5 million respectively.

The forward contracts typically mature between one through six months. The counter parties for our exchange contracts are banks and we consider the risk of non-performance by the counter parties as non-material. These forward contracts are effective hedges from an economic perspective, however they do not qualify for hedge accounting under SFAS No. 133, as amended. We estimate that changes in exchange rates will not have a material impact on our operating results or cash flow.

Interest rate risk. Our interest rate risk primarily arises from our long-term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

         A maturity profile as of June 30, 2002 of our debt is set forth below:

Maturing in year ending June 30:	Total
(in millions)
2003	Rs. 82

2004	28

2005	1

Thereafter	—

Total	Rs. 111

As of June 30, 2001, and 2002, we had interest rate swap agreements outstanding in the notional principal amount of $3.3 million and Nil, which represent hedges of interest rate risk on our foreign currency debt. The counter parties for our interest rate agreements are banks, and we consider the risk of non-performance by the counter parties as non-material.

Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

Critical accounting policies

Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that are most demanding on our calls on judgment. We believe that the accounting policies discussed below are the most critical accounting policies. For a detailed discussion on the application of these and other accounting policies, please refer to note 2 in the Notes to Consolidated Financial Statements.

Revenue Recognition

We derive our revenues primarily from two sources: (i) product revenue; and (ii) service revenue.

Product Revenue

Product revenue is recognized when there is persuasive evidence of a contract, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred. If we are obligated to perform installation services and a portion of the sales consideration is payable only on the completion of installation services, then the entire revenue is deferred and recognized on the completion of the installation services.

We consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time and material service contract revenue is recognized as the services are rendered. Fixed price service contract revenue is recognized using the percentage-of-completion method of accounting. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

Revenue Arrangements with Multiple Deliverables

In revenue arrangements with multiple deliverables we allocate the total revenues to be earned under the arrangement among the various elements based on their relative fair values. We recognize revenues on the delivered products or services only if:

•	The above product or service revenue recognition criteria are met;

•	Undelivered products or services are not essential to the functionality of the delivered products or services;

•	Payment for the delivered product or services is not contingent upon delivery of the remaining products or services; and

•	There is evidence of the fair value for each of the deliverable.

Assessments regarding impact of the undelivered element on functionality of the delivered element, impact of forfeiture and similar contractual provisions and determination of fair value of each element, would affect the timing of revenue recognition and would impact our results of operation.

Principles of consolidation and application of equity method of accounting

Our financial statements include the accounts of our controlled affiliates. Our assessment of control considers the existence of substantive participating rights with the minority holders in majority owned affiliates and the, existence of control through contract or other means.

We consolidate the Wipro Equity Reward Trust (WERT). From December 1999 to December 2000 we did not consolidate Wipro Net Limited, a 55% owned affiliate, as the minority shareholder had substantive participating rights.

Investments in affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. In addition to our equity interest, we consider the following to determine the existence of significant influence:

•	Inter-company transactions, exchange of personnel, sharing of resources and technological dependence;

•	Board representation;

•	Unilateral ability to acquire additional equity interest; and

•	The amount of funding provided by us to the affiliate.

Accounting estimates

While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

We provide for inventory obsolence, excess inventory and inventories with carrying values in excess of realizable values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or realizable value.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

Business Combinations, Goodwill and Intangible Assets

The process of identifying reporting units, identifying intangible assets separate from goodwill, allocating goodwill to reporting units and reviewing goodwill for impairment is complex. We are required to make significant assumptions and subjective estimates. If any of our assumptions or estimates are revised it may impact our results of operations and financial position.

RISK FACTORS

Risks Related to our Company

         Our revenues are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

         Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, timing and profitability of significant projects or product orders;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

•	seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

         Approximately 60% of our total operating expenses in our Services business of Global IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

         If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

         We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards; and

•	preserving our culture, values and entrepreneurial environment.

         If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

         Intense competition in the market for IT services could affect our cost advantages, which could decrease our revenues.

         The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competito Rs.Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

         Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

         Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

         The recent rapid economic slowdown and terrorist attacks in the United States could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, which could affect our financial results and prospects.

         Approximately 65% of our Global IT Services and Products revenues are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Recent terrorist attacks in the United States have disrupted normal business practices for extended periods of time, reduced business confidence and have generally increased performance pressures on U.S. companies. As a result several clients have delayed purchase orders with us. Continued, or more severe, terrorist attacks in the United States could cause clients in the U.S. to further delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

         Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenues could decline, which may decrease the value of our shareholders’ investment.

         We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

         Our Global IT Services and Products service revenues depend to a large extent on a small number of clients, and our revenues could decline if we lose a major client.

         While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. Nortel our largest client for the three months ended June 30, 2001 and Transco our largest client in the three months ended June 30, 2002, accounted for 8% and 7% of our Global IT Services and Products revenues, respectively. For the same periods, our ten largest clients accounted for 42% and 40% of our Global IT Services and Products revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year.

         Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

         If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Immigration and Naturalization Service has increased the level of scrutiny in granting visas to people of South-East Asian origin. This restriction and any other changes in turn could hamper our growth and cause our revenues to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of June 30, 2002, the majority of our personnel in the United States held H-1B visas (724 persons) or L-1 visas (728 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government’s fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government’s fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas on the same time schedule as we have previously, or at all.

         Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

         Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2001 and 2002, without accounting for double taxation treaty set-offs, our tax benefits were Rs. 670 million, and Rs. 743 million, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. Additionally, the recently enacted Finance Act, 2002 subjects ten percent of all income derived from services located in “Software Technology Parks” to income tax for the one-year period ending March 31, 2003. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

         We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenues to decline.

         Approximately 40% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The recent rapid economic slowdown in U.S. may adversely affect the growth prospects of these companies. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

         Our failure to complete fixed-price, fixed-time frame contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

         We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

         Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenues.

         A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Gurgaon, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

         Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

         While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

         We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders and cause us to incur debt or assume contingent liabilities.

         We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

         We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

         Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

         Risks Related to Investments in Indian Companies

         We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

         Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

         South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. The potential for such hostilities has recently increased as a result of terrorist attacks in the U.S. and the recent attack on the Indian Parliament has increased tensions between India and Pakistan. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

         Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

         Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

         Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

         Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

         Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

         Recently the government of India has permitted two-way fungibility of ADRs, subject however to sectoral caps and certain conditions. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

         Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

         Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

         The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

•	if in cash, effective April 28, 2001 up to 100% of the proceeds from an ADS offering; and

•	if in stock, the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

•	in addition, up to US $100 million can be invested under the automatic approval route.

         We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

         The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products.

         Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

         The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

PART II – OTHER INFORMATION

Item 1. Legal proceedings

         We are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

On October 19, 2000, We completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters’ overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the “Registration Statement”). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

Net proceeds from the offering have been invested in highly liquid money market instruments. In July 2002 we acquired 62% equity interest in Spectramind e-Services Private Limited for a consideration of Rs 3,691 million ( $75.82 million) in cash. A portion of the consideration amounting to $ 60,490,000 was paid out of net proceeds from the offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates

Item 3. Default upon senior securities

         None

Item 4. Submission of matters to a vote of security holders.

The shareholders of the Company approved Ordinary Resolutions for transfer of the Company’s Fluid Power Business to Netkracker Limited. The approval of the shareholders of the Company was announced by Azim.H.Premji on April 17, 2002. The name of Netkracker Limited has since been changed to Wipro Fluid Power Limited.

         1.   ORDINARY BUSINESS:

			Abstentions/Broker
Brief description of the matter put to vote	Votes for	Votes Against	Non-Votes

1. To approve by way of Ordinary Resolutions the transfer of Company’s Fluid Power Business Division to Netkracker Limited, on a going concern basis, with effect from opening hours of March 1, 2002.	864	43	NIL

Item 5: Other Information

         None

Item 6: Exhibits and reports

         The Exhibit Index attached here to is incorporated by reference to this item.

EXHIBIT INDEX

Exhibit Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2002.

99.1	Certification of Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: August 15 , 2002		WIPRO LIMITED

	By:	/s/ Suresh C. Senapaty

Suresh C. Senapaty Executive Vice President, Finance